UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 26, 2010
Commission File Number: 000-30134
CDC CORPORATION
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
11/F, ING Tower
308 Des Voeux Road Central
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description

1.01	Press release dated April 26, 2010 CDC Corporation to Hold First Quarter 2010 Earnings Call on May 11, 2010 at 9:00 AM EDT

1.02	Press release dated May 10, 2010 CDC Corporation Reports 17 Percent Increase in First Quarter 2010 Adjusted EBITDA Compared to First Quarter 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2010

CDC CORPORATION
By:	/S/ JOHN CLOUGH
	Name:	John Clough
	Title:	Director

Exhibit Index

Exhibit	Description

1.01	Press release dated April 26, 2010 CDC Corporation to Hold First Quarter 2010 Earnings Call on May 11, 2010 at 9:00 AM EDT

1.02	Press release dated May 10, 2010 CDC Corporation Reports 17 Percent Increase in First Quarter 2010 Adjusted EBITDA Compared to First Quarter 2009